Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of March, 2010	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of Registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Reports Fourth Quarter and Full Year 2009 Financial Results

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--March 25, 2010--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ), a world leading furniture Company, today announced the financial results for the fourth quarter and full year 2009.

Fourth Quarter 2009 Summary

  Total Net Sales of € 152.1 million as compared to € 182.1 million in 4Q 2008;
  Industrial Margin of € 59.3 million from € 58.4 million in the same quarter of 2008;
  Operating income of € 2.1 million, versus an Operating loss of € 5.5 million in 4Q 2008;
  Group Net Loss was € 2.5 million compared to a net loss of € 19.8 million in the same period of 2008;
  Net Financial Position was € 58.5 million compared to € 33.8 million for full year 2008.

Fourth Quarter 2009 Financial Results

Net sales for the fourth quarter of 2009 totaled € 152.1 million decreasing by 16.5% compared to the same quarter of last year but a clear recovery with respect to the previous quarters of 2009, that confirms the effectiveness of the actions taken to face the global economic crisis. Upholstery Net sales were € 133.9 million compared to € 161.1 million in fourth quarter of 2008. The contribution by geographic area was: Europe 45.6% (excluding Italy); Americas 32.8%; Italy 11.4% and Rest of the World 10.2%.

Industrial Margin totaled € 59.3 million, increasing from 32.0% in 2008 to 39.0% in 2009 as a percentage of net sales. Such improvement is mainly due to a raw material price reduction and to an improvement in materials consumption.

Operating income was € 2.1 million compared to an operating loss of € 5.5 million in 4Q 2008.

Full Year 2009 Financial Result

Net sales for full year 2009 were € 515.4 million, decreasing by 22.6% with respect to € 666.0 million reported in 2008. Upholstery Sales were € 450.6 million down by 23.3% from € 587.8 million in 2008. The contribution by geographic area was: Europe 46.7% (excluding Italy); Americas 31.0%; Italy 11.9% and Rest of the World 10.4%.

For full year 2009 the Group reported an Industrial margin of € 185.6 million, or 36.0% on total net sales, up from 28.1% in 2008. Operating Loss was € 10.6 million compared to an operating loss of € 35.0 million reported in 2008.

The Group reported a Net Result of € 17.7 million for full year 2009 as compared with a net loss of € 61.9 million for 2008, with an improvement of approximately € 44.2 million.

Balance Sheet Highlights

Natuzzi Group ended Year 2009 with a Net Financial Position of € 58.5 million. Net cash increase of € 24.7 million was mainly due to a reduction in working capital. Long term debt totaled € 5.9 million. Shareholder’s Equity was € 325.0 million.

Pasquale Natuzzi, Chairman and CEO, commented: “We are very pleased with the Natuzzi Group positive trend in the key economic margins occurred during 2009. The 2009 EBIT at Group level, although still negative, recorded a significant improvement with respect to the previous year. Such result, achieved despite decreasing sales as a consequence of the ongoing global crisis, is mainly due to the deep restructuring process started in 2009 and still in progress.

We are aware that a strong work must be done to get a positive EBIT in 2010, considering also the uncertainties of current economic environment. Bringing the Group back to profitability is an ambitious but a reachable goal toward which the whole management is fully committed”.

The Company will host a conference call on Friday March 26, 2010 at 10:00 a.m. Eastern Time to discuss fourth quarter and full year 2009 financial results. A live web cast of the conference call will be available online at http://www.natuzzi.com/ under the Investor Relations section. A replay will be available for 30 days following the live call at 888-203-1112 in North America and 719-457-0820 International; Pin Number 4291259.

About Natuzzi

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 515.4 million in 2009, Natuzzi is Italy's largest furniture manufacturer. Natuzzi Group exports its innovative high-quality sofas and armchairs to 123 markets on five continents under two brands, Natuzzi and Italsofa. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company's market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

Forward looking statement

Statements in this press release other than statements of historical fact are “forward-looking statements”. Forward–looking statements are based on management’s current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Group’s control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Group’s filings with the Securities and Exchange Commission, particularly in the Group’s annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Group undertakes no obligation to update publicly any of them in light of new information or future events.

Tables follows

	Natuzzi S.p.A. and Subsidiaries
Consolidated Profit & Loss for year ended on December 31, 2009 and 2008 on the basis of Italian GAAP
	(expressed in millions Euro except for share data)

	Three months ended on		Change	Percent of Sales
	31 December 09	31 December 08%		31 December 09	31 Dcember 08

Upholstery net sales	133,9	161,1	-16,9%	88,0%	88,5%
Other sales	18,2	21,0	-13,4%	12,0%	11,5%
Total Net Sales	152,1	182,1	-16,5%	100,0%	100,0%

Purchases	(57,4)	(74,2)	-22,7%	-37,7%	-40,8%
Labor	(20,8)	(20,8)	0,2%	-13,7%	-11,4%
Third-party manufacturers	(4,6)	(4,6)	-1,0%	-3,0%	-2,6%
Manufacturing costs	(8,9)	(12,6)	-29,3%	-5,9%	-6,9%
Net Inventoris	(1,1)	(11,6)	-90,5%	-0,7%	-6,3%
Cost of Sales	(92,8)	(123,8)	-25,0%	-61,0%	-68,0%

Industrial Margin	59,3	58,4	1,5%	39,0%	32,0%

Selling Expenses	(44,7)	(48,9)	-8,6%	-29,4%	-26,8%
G&A Expenses	(12,5)	(14,9)	-16,3%	-8,2%	-8,2%

Operating Income/(Loss)	2,1	(5,5)	-137,6%	1,4%	-3,0%

Interest Income/(Costs), Net	(0,3)	0,1	-400,0%	-0,2%	0,1%
Foreign Exchange, Net	1,1	(2,9)	-137,9%	0,7%	-1,6%
Other Income/(Cost), Net	(2,0)	(12,5)	-84,0%	-1,3%	-6,9%

Earning before Income Taxes	0,9	(20,8)	104,1%	0,6%	-11,4%

Current taxes	(3,3)	0,7		-2,2%	0,4%

Net result	(2,4)	(20,0)	87,8%	-1,6%	-11,0%

Minority interest	0,1	(0,2)

Net Group Result	(2,5)	(19,8)	87,2%	-1,7%	-10,9%

Net Group Result per Share	(0,05)	(0,36)

Outstanding Shares	54 824 277	54 824 277

Key Figures in U.S. dollars	Three months ended on		Change	Percent of Sales
(millions)	31 December 09	31 Dcember 08%		31 December 09	31 Dcember 08

Total Net Sales	224,5	269,0	-16,5%	100,0%	100,0%
Gross Profit	87,5	86,2	1,5%	39,0%	32,0%
Operating Income (Loss)	3,0	(8,1)	-137,6%	1,4%	-3,0%
Net Group Result	(3,8)	(29,3)	87,2%	-1,7%	-10,9%
Net Group Result per Share	(0,1)	(0,5)

Average exchange rate (U.S.$ per €)	1,4766

			UPHOLSTERY NET SALES BREAKDOWN

			Geographic breakdown
	Net sales million euro					Net sales seats

		3 months ended on					3 months ended on

	31-déc-09		31-déc-08		Change %	31-déc-09		31-déc-08		Change %

Americas	43,9	32,8%	62,7	38,9%	-29,9%	245 578	43,3%	352 475	48,1%	-30,3%
Natuzzi	22,4	16,7%	32,5	20,1%	-31,0%	104 441	18,4%	152 827	20,9%	-31,7%
Italsofa	21,5	16,1%	30,2	18,7%	-28,8%	141 137	24,9%	199 648	27,2%	-29,3%

Europe	61,0	45,6%	67,9	42,1%	-10,2%	216 769	38,2%	263 237	35,9%	-17,7%
Natuzzi	30,1	22,5%	33,5	20,8%	-10,2%	62 820	11,1%	79 312	10,8%	-20,8%
Italsofa	30,9	23,1%	34,4	21,3%	-10,1%	153 949	27,2%	183 925	25,1%	-16,3%

Italy (Natuzzi)	15,2	11,4%	15,9	9,9%	-4,4%	47 421	8,4%	52 528	7,2%	-9,7%

Rest of the world	13,7	10,2%	14,6	9,1%	-6,1%	57 090	10,1%	64 466	8,8%	-11,4%
Natuzzi	8,1	6,0%	7,1	4,4%	13,5%	20 132	3,6%	17 703	2,4%	13,7%
Italsofa	5,6	4,2%	7,5	4,7%	-24,6%	36 959	6,5%	46 763	6,4%	-21,0%

Total	133,9	100,0%	161,1	100,0%	-16,9%	566 858	100,0%	732 705	100,0%	-22,6%

	Brands breakdown
	Net sales million euro						Net sales seats

		3 months ended on					3 months ended on

	31-déc-09		31-déc-08		Change %	31-déc-09		31-déc-08		Change %

Natuzzi	75,8	56,6%	89,0	55,3%	-14,9%	234 814	41,4%	302 370	41,3%	-22,3%

Italsofa	58,1	43,4%	72,1	44,7%	-19,4%	332 044	58,6%	430 335	58,7%	-22,8%

Total	133,9	100,0%	161,1	100,0%	-16,9%	566 858	100,0%	732 705	100,0%	-22,6%

	Natuzzi S.p.A. and Subsidiaries
Consolidated Profit & Loss for year ended on December 31, 2009 and 2008 on the basis of Italian GAAP
	(expressed in millions Euro except for share data)

	Twelve months ended on		Change	Percent of Sales
	31 December 09	31 December 08%		31 December 09	31 December 08

Upholstery net sales	450,6	587,8	-23,3%	87,4%	88,3%
Other sales	64,8	78,2	-17,2%	12,6%	11,7%
Total Net Sales	515,4	666,0	-22,6%	100,0%	100,0%

Purchases	(195,8)	(301,8)	-35,1%	-38,0%	-45,3%
Labor	(78,5)	(97,7)	-19,7%	-15,2%	-14,7%
Third-party manufacturers	(10,6)	(18,5)	-42,6%	-2,1%	-2,8%
Manufacturing costs	(34,4)	(45,5)	-24,4%	-6,7%	-6,8%
Net Inventoris	(10,4)	(15,3)	-31,6%	-2,0%	-2,3%
Cost of Sales	(329,7)	(478,8)	-31,1%	-64,0%	-71,9%

Industrial Margin	185,6	187,3	-0,9%	36,0%	28,1%

Selling Expenses	(149,6)	(172,3)	-13,2%	-29,0%	-25,9%
G&A Expenses	(46,6)	(49,9)	-6,6%	-9,0%	-7,5%

Operating Income/(Loss)	(10,6)	(35,0)	-69,8%	-2,1%	-5,3%

Interest Income/(Costs), Net	(1,1)	(0,2)	356,4%	-0,2%	0,0%
Foreign Exchange, Net	6,9	(11,1)	-162,4%	1,3%	-1,7%
Other Income/(Cost), Net	(2,7)	(14,5)	-81,4%	-0,5%	-2,2%

Earning before Income Taxes	(7,5)	(60,8)	-87,7%	-1,5%	-9,1%

Current taxes	(9,8)	(1,6)		-1,9%	-0,2%

Net result	(17,3)	(62,4)	-72,3%	-3,4%	-9,4%

Minority interest	0,4	(0,5)

Net Group Result	(17,7)	(61,9)	-71,4%	-3,4%	-9,3%

Net Group Result per Share	(0,32)	(1,13)

Outstanding Shares	54 824 277	54 824 277

Key Figures in U.S. dollars	Twelve months ended on		Change	Percent of Sales
(millions)	31 December 09	31 December 08%		31 December 09	31 December 08

Total Net Sales	718,8	929,0	-22,6%	100,0%	100,0%
Gross Profit	258,9	261,2	-0,9%	36,0%	28,1%
Operating Income (Loss)	(14,8)	(48,8)	69,8%	-2,1%	-5,3%
Net Group Result	(24,7)	(86,3)	71,4%	-3,4%	-9,3%
Net Group Result per Share	(0,4)	(1,6)

Average exchange rate (U.S.$ per €)	1,3948

			UPHOLSTERY NET SALES BREAKDOWN

			Geographic breakdown
	Net sales million euro					Net sales seats

		12 months ended on					12 months ended on

	31-déc-09		31-déc-08		Change %	31-déc-09		31-déc-08		Change %

Americas	139,9	31,0%	208,6	35,5%	-32,9%	785 156	40,8%	1 272 560	46,7%	-38,3%
Natuzzi & Editions	71,7	15,9%	110,4	18,8%	-35,1%	332 910	17,3%	554 493	20,4%	-40,0%
Italsofa	68,2	15,1%	98,2	16,7%	-30,6%	452 246	23,5%	718 067	26,4%	-37,0%

Europe	210,2	46,7%	258,0	43,9%	-18,5%	776 057	40,4%	1 006 316	37,0%	-22,9%
Natuzzi	106,6	23,7%	131,1	22,3%	-18,7%	248 536	12,9%	323 422	11,9%	-23,2%
Italsofa	103,6	23,0%	126,9	21,6%	-18,3%	527 521	27,4%	682 895	25,1%	-22,8%

Italy (Natuzzi)	53,5	11,9%	65,7	11,2%	-18,7%	167 046	8,7%	205 623	7,6%	-18,8%

Rest of the world	47,0	10,4%	55,5	9,4%	-15,2%	194 961	10,1%	237 809	8,7%	-18,0%
Natuzzi	27,8	6,2%	32,9	5,6%	-15,4%	70 855	3,7%	90 430	3,3%	-21,6%
Italsofa	19,2	4,3%	22,6	3,8%	-15,0%	124 106	6,5%	147 379	5,4%	-15,8%

Total	450,6	100,0%	587,8	100,0%	-23,3%	1 923 220	100,0%	2 722 307	100,0%	-29,4%

				Brands breakdown
	Net sales million euro					Net sales seats

		12 months ended on					12 months ended on

	31-déc-09		31-déc-08		Change %	31-déc-09		31-déc-08		Change %

Natuzzi	259,6	57,6%	340,2	57,9%	-23,7%	819 347	42,6%	1 173 967	43,1%	-30,2%

Italsofa	191,0	42,4%	247,6	42,1%	-22,9%	1 103 873	57,4%	1 548 340	56,9%	-28,7%

Total	450,6	100,0%	587,8	100,0%	-23,3%	1 923 220	100,0%	2 722 307	100,0%	-29,4%

Natuzzi S.p.A. and Subsidiaries
Consolidated Balance Sheets
(Expressed in millions of euro)

ASSETS	31 Dec 09	31 Dec 08

Current assets:
Cash and cash equivalents	66,3	47,3
Marketable debt securities	0,0	0,0
Trade receivables, net	97,1	122,8
Other receivables	54,4	46,2
Inventories	81,6	92,0
Unrealized foreign exchange gains	0,3	4,7
Prepaid expenses and accrued income	1,4	1,3
Deferred income taxes	0,7	4,2

Total current assets	301,8	318,5

Non current assets:
Net property, plant and equipment	193,8	211,8
Other assets	12,7	13,5

Total current assets	206,5	225,3

TOTAL ASSETS	508,3	543,8

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	0,8	9,7
Current portion of long-term debt	1,1	0,5
Accounts payable-trade	66,5	68,6
Accounts payable-other	29,3	29,2
Unrealized foreign exchange losses	0,4	9,2
Accounts payable-shareholders for dividends	0,0	0,5
Income taxes	3,7	1,8
Salaries, wages and related liabilities	12,5	16,8

Total current liabilities	114,3	136,3

Long-term liabilities:
Employees' leaving entitlement	29,6	31,7
Long-term debt	5,9	3,3
Deferred income for capital grants	11,2	12,1
Other liabilities	20,4	14,4

Total long-term liabilities	67,1	61,5

Minority interest	1,9	0,8

Shareholders' equity:
Share capital	54,9	54,9
Reserves	42,8	42,8
Additional paid-in capital	8,3	8,3
Retained earnings	219,0	239,2

Total shareholders' equity	325,0	345,2

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	508,3	543,8

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows

(Expressed in million of euro)
	31 Dec 09	31 Dec 08
Cash flows from operating activities:
Net earnings (loss)	(17,7)	(61,9)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	26,8	30,5
Employees' leaving entitlement	(2,1)	(1,7)
Deferred income taxes	3,7	(3,1)
Minority interest	0,4	(0,4)
(Gain) loss on disposal of assets	(0,1)	2,1
Unrealized foreign exchange losses and gains	(4,4)	5,4
Impairment of long lived assets	-	5,3
Deferred income for capital grants	(1,0)	(1,0)
Non monetary operating costs	23,3	37,1

Change in assets and liabilities:
Receivables, net	25,7	(5,1)
Inventories	10,4	15,3
Prepaid expenses and accrued income	(0,2)	0,6
Other assets	(8,2)	1,7
Accounts payable	(2,1)	(20,7)
Income taxes	1,9	0,2
Salaries, wages and related liabilities	(4,3)	(0,7)
Other liabilities	3,2	0,4

Net working capital	26,4	(8,3)

Net cash provided by operating activities	32,0	(33,1)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(9,2)	(15,2)
Disposals	0,2	0,2
Government grants received	1,9	1,4
Marketable debt securities:
Proceeds from sales	-	-
Purchase of business, net of cash acquired	-	-
Disposal of business	-	1,1

Net cash used in investing activities	(7,1)	(12,5)

Cash flows from financing activities:
Long-term debt:
Proceeds	3,9	2,0
Repayments	(0,7)	(0,7)
Short-term borrowings	(8,9)	2,1
Capital injection	-	0,5
Dividends paid to minority interests	-	-

Net cash used in financing activities	(5,7)	4,0

Effect of translation adjustments on cash	(0,2)	1,4

Increase (decrease) in cash and cash equivalents	19,0	(40,2)

Cash and cash equivalents, beginning of the year	47,3	87,5

Cash and cash equivalents, end of the year	66,3	47,3

CONTACT:
Natuzzi
Investor Relations
Silvia Di Rosa
+39 335 78 64 209
sdirosa@natuzzi.com
or
Natuzzi
Media Relations
Paola Peretti
+39 334 63 09 967
pperetti@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date: March 25, 2010

	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi